Exhibit 99.1

Fourth Quarter 2019 Earnings Conference Call February 13, 2020 WORKING TOGETHER POWERING GROWTH

Fortis includes forward - looking information in this presentation within the meaning of applicable Canadian securities laws and forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward - looking information") . Forward - looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities . Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward - looking information, which includes, without limitation : forecast capital expenditures for the period from 2020 through 2024 ; forecast rate base for the period from 2020 through 2024 ; targeted average annual dividend growth through 2024 ; the expected timing of regulatory decisions ; the nature, timing, benefits and costs of certain capital projects including, without limitation, the Wataynikaneyap Transmission Power Project, ITC Multi - Value Regional Transmission Projects and 34 . 5 to 69 kV Transmission Conversion Project, UNS Energy Southline Transmission Project and Oso Grande Wind Project, FortisBC Lower Intermediate Pressure System Upgrade, Eagle Mountain Woodfibre Gas Line Project, Transmission Integrity Management Capabilities Project, Inland Gas Upgrades Project and Tilbury 1 B ; FortisBC's 2030 GHG emission goal ; and TEP's renewable energy target . Forward - looking information involves significant risks, uncertainties and assumptions . Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward - looking information . These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward - looking information . Such risk factors or assumptions include, but are not limited to : reasonable regulatory decisions and the expectation of regulatory stability ; the implementation of the five - year capital expenditure plan ; no material capital project or financing cost overruns ; sufficient human resources to deliver service and execute the capital expenditure plan ; no significant variability in interest rates ; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation . Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward - looking information . These factors should be considered carefully and undue reliance should not be placed on the forward - looking information . For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission . All forward - looking information herein is given as of the date of this presentation . Fortis disclaims any intention or obligation to update or revise any forward - looking information, whether as a result of new information, future events or otherwise . Unless otherwise specified, all financial information is in Canadian dollars and rate base refers to midyear rate base. FORWARD LOOKING INFORMATION 2

BARRY PERRY PRESIDENT & CEO

2019 HIGHLIGHTS ANOTHER YEAR OF ADVANCING THE GROWTH STRATEGY 4 (1) Non - US GAAP measure. Delivered Adjusted EPS (1) of $2.55 Completed $1.0B Sale of Waneta in Q2 Increased Q4 Dividends by 6.1% Improved Sustainability MSCI ESG Rating Upgrade '15 '16 '17 '18 '19 BB AA Issued $1.2B Equity in Q4 Invested ~ $4B in Our Systems

Canadian Electricity Association Average (2015 - 2018) 0.0 1.0 2.0 3.0 4.0 5.0 2015 2016 2017 2018 2019 Fortis Canadian Electricity Association and U.S. Energy Information Administration Average (3) STRONG OPERATIONAL PERFORMANCE 5 (1) Injuries per 200,000 hours worked (2) Based on weighted average of Fortis’ customer count in each jurisdiction (3) 2019 industry comparator will be available later in 2020 0.0 1.0 2.0 2015 2016 2017 2018 2019 All Injury Frequency Rate (1) SAFETY USA Bureau of Labor Statistics Average (2015 - 2018) Fortis RELIABILITY Electricity Customer Average Outage Duration (2) (Hours) 1.78 1.59

SUPERIOR 20 - YEAR TOTAL SHAREHOLDER RETURN 6 Note: Cumulative 20 - year total shareholder return as at December 31, 2019 (200) 0 200 400 600 800 1,000 1,200 1,400 1,600 2000 2005 2010 2015 2020 FTS S&P/TSX Capped Utilities Index S&P/TSX Composite Index 1,363% 729% 237% FTS Total Shareholder Returns (Average Annual) 1 - Year 22.7% 5 - Year 10.8% 10 - Year 10.6% 20 - Year 14.3% %

FIVE - YEAR CAPITAL PLAN 7 $18.8B Capital Plan (1) $4.0 $3.6 $3.8 $3.7 $3.2 $4.3 $3.8 2020F 2021F 2022F 2023F 2024F Original Five-Year Plan 2019 Carryover Billions (1) Capital expenditures are translated at a forecast USD/CAD foreign exchange rate of $1.32. Capital Revised to Account for $500M Shifted from 2019 to 2020 & 2021 Primarily Driven by Timing of Oso Grande Wind Project Payment of~$300M Capital Invested in January 2020 $0.3 $0.2

2020 - 2024 RATE BASE (1) 2019A 2020F 2021F 2022F 2023F 2024F Regulated - Canadian & Caribbean Electric & Gas Regulated - U.S. Electric & Gas Regulated - Independent Electric Transmission (ITC) $36.8 $38.4 $34.5 $32.5 $30.7 $28.0 8 Rate base grows over $10B to $38.4B during 5 - year period (1) US dollar - denominated rate base for 2019 is based on the actual average USD/CAD foreign exchange rate of $1.33 and forecast rate base for 2020 - 2024 is based on $1.32.

72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10 12 14 16 18 20F 22F 24F Dividend Payments 46 YEARS OF CONSECUTIVE DIVIDEND INCREASES 9 $0.5 $1.0 $1.5 $2.0 Forecast Dividend Payments $2.5 6 % AVERAGE ANNUAL DIVIDEND GROWTH GUIDANCE EXTENDED TO 2024 DIVIDEND GUIDANCE SUPPORTED BY GROWTH STRATEGY

JOCELYN PERRY EXECUTIVE VICE PRESIDENT, CFO

2019 RESULTS 11 2019 Reported EPS Includes: • $484M Net Gain on Waneta Asset Sale in Q2 • $63M net favorable impact of FERC Order in Q4 2019 Adjusted EPS Impacted by: Rate Base Growth Lower ROE at ITC Weather in Belize and Arizona $0.61 $0.77 Q4 2018 Q4 2019 Reported EPS Adjusted EPS (1) $2.59 $3.79 2018 2019 $0.56 $0.62 Q4 2018 Q4 2019 $2.51 $2.55 2018 2019 (1) Non - US GAAP measure

$0.56 $0.04 $0.03 $0.01 ( $0.01 ) ( $0.01 ) $0.62 Q4 2018 Adjusted EPS Western Canadian Electric & Gas UNS Energy Central Hudson U.S. Transmission (ITC) Energy Infrastructure Q4 2019 Adjusted EPS EPS DRIVERS: FOURTH QUARTER 12 (1) Non - US GAAP measure (2) Includes FortisBC Energy, FortisBC Electric and FortisAlberta. (3) Excludes earnings impact related to the disposition of Waneta. Includes unfavourable weather impacts of ~$0.01 on EPS related to lower rainfall in Belize. (1) (1) (2) (3) Increase Mainly Driven by Rate Base Growth and Lower Operating Costs Earnings Tempered by • 2019 FERC ROE Order at ITC • Lower Rainfall in Belize Includes Impact of FERC Order of ($0.04)

$2.51 $0.05 $0.04 $0.04 $0.02 ( $0.06 ) ( $0.02 ) ( $0.03 ) $2.55 Annual 2018 Adjusted EPS Western Canadian Electric & Gas US Transmission (ITC) Foreign Exchange Central Hudson Energy Infrastructure UNS Energy Corporate & Other Annual 2019 Adjusted EPS EPS DRIVERS: ANNUAL 2019 13 (1) Non - US GAAP measure (2) Includes FortisBC Energy, FortisBC Electric and FortisAlberta. (3) Reflects higher average USD/CAD foreign exchange rate of $1.33 for 2019 versus $1.30 for 2018. (4) Excludes earnings impact related to the disposition of Waneta. Includes unfavourable weather impacts of ~$0.05 on EPS related to lower rainfall in Belize. (5) Includes unfavourable weather impacts of ~$0.03 on EPS related to cooler temperatures in Q2 2019. (6) Includes Corporate costs, weighted average common share impacts and the net earnings impact as a result of the disposition of Wa neta. Includes Weather - Related Impacts of ($0.08) (1) (1) (2) (3) (4) (5) Includes Impact of FERC Order of ($0.04) Annual 2019 Adjusted EPS Increased ~6% Absent FERC ROE at ITC and Weather Impacts (6)

CURRENT REGULATORY OUTLOOK

ITC (A Fortis Company)

- Order received from FERC in November 2019 adopting a new MISO base ROE of 9.88%, equating to an all-in ROE of 10.63%[1] for ITC's MISO companies. MISO transmission owners, including ITC, and other organizations, filed requests for rehearing in December 2019. In January 2020 FERC issued an Order granting the rehearing for further consideration.
- Accruals previously recorded to cover refunds.
- Notices of Inquiry issued by FERC in 2019 on incentives and establishing base ROEs are still pending

UNS Energy Corporation (A Fortis Company)

- TEP rate case filed with the ACC in April 2019 using a December 31, 2018 test year
- In November 2019 TEP filed revised testimony requesting an allowed ROE of 10.00% & 53% equity thickness on US$2.7B of rate base
- Hearings commenced in January 2020

FORTIS BC

- 2020-2024 Multi-Year Rate Plan filed in March 2019
- BCUC Orders received in November 2019 approving interim rates effective January 1, 2020

FORTIS ALBERTA

- AUC Order received in September 2019 changing AESO contribution policy. The Order prevents future transmission investments and impacts ~$400M of rate base.
- Filed for a Review and Variance and implementation of the decision is on hold pending a review by the AUC.
- Expert evidence filed in the Generic Cost of Capital proceeding in January 2020. Proceeding will establish the allowed ROEs and capital structures for 2021 and 2022. A decision is expected later in 2020.

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(1) Includes base ROE of 9.88% plus ROE incentive adders of 50 basis points for Regional Transmission Organization participation and 25 basis points for independence.

$1.2B OF EQUITY ISSUED IN FOURTH QUARTER 15 • Terminated ATM Program • 2% DRIP discount terminated • Acceleration of equity funding needs • Redemption of US$500M notes • Repayment of credit facilities • $700M Bought Deal • $500M Private Placement • Issued at $52.15 or 1% Discount DEAL OVERVIEW: OUTCOME:

FORTIS INC. **STRONGER CREDIT METRICS**

CREDIT RATINGS

S&P Global	A-[1]
DBRS Morningstar	BBB (high)
Moody's	Baa3

	2018	2019
CFO/Debt[2]	~10.5%	~12%
Holdco Debt/Total Debt[2]	~39%	~34%

(1) S&P rating reflects the issuer credit rating. Fortis' unsecured debt rating is BBB+.

(2) Based on Moody's methodology: (i) cash from operations ("CFO") is before changes in working capital and is reduced by 50% of preference share dividends; and (ii) holdco debt and total debt reflect 50% of preference share balance and other adjustments, where applicable. Holdco debt reflects Fortis Inc. corporate debt and debt outside its regulated utilities. Metrics include cash on hand at the Corporation.

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17 WHY INVEST IN FORTIS? STRONG GROWTH PROFILE WELL - RUN BUSINESSES VIRTUALLY ALL REGULATED FOCUSED ON ENERGY DELIVERY SUSTAINABILITY LEADER 6% DIVIDEND GUIDANCE HIGHLY DIVERSIFIED INNOVATIVE

18 EXPECTED UPCOMING EVENTS Expected Earnings Release Dates Q1 2020 May 6, 2020 Q2 2020 July 30, 2020

Fourth Quarter 2019 Earnings Conference Call February 13, 2020 WORKING TOGETHER POWERING GROWTH

Appendix WORKING TOGETHER POWERING GROWTH

21 Q4 2019 RESULTS BY SEGMENT Fourth Quarter Variance Analysis by Segment ($millions, excluding weighted average shares and EPS) Q4 2019 Adjustment Adjusted Q4 2019 (1) Q4 2018 Adjustment Adjusted Q4 2018 (1) Adjusted Q4 Variance Regulated – Independent Electric Transmission ITC 171 (83) 88 92 - 92 (4) Regulated – US Electric & Gas UNS Energy 38 - 38 27 - 27 11 Central Hudson 30 - 30 24 - 24 6 68 - 68 51 - 51 17 Regulated – Canadian & Caribbean Electric & Gas FortisBC Energy 77 - 77 72 - 72 5 FortisAlberta 33 - 33 22 - 22 11 FortisBC Electric 12 - 12 13 - 13 (1) Other Electric (2) 22 - 22 22 - 22 - 144 - 144 129 - 129 15 Non - Regulated Energy Infrastructure 6 2 8 22 (6) 16 (8) Corporate and Other (43) 12 (31) (33) (14) (47) 16 Net Earnings Attributable to Common Equity Shareholders 346 (69) 277 261 (20) 241 36 Weighted Average Shares (# millions) 447.1 - 447.1 427.5 - 427.5 19.6 EPS $0.77 ($0.15) $0.62 $0.61 ($0.05) $0.56 $0.06 (1) Non - US GAAP measure (2) Comprises Eastern Canadian and Caribbean electric utilities.

22 ANNUAL 2019 RESULTS BY SEGMENT Annual 2019 Variance Analysis by Segment ($millions, excluding weighted average shares and EPS) 2019 Adjustment Adjusted 2019 (1) 2018 Adjustment Adjusted 2018 (1) Adjusted Variance Regulated – Independent Electric Transmission ITC 471 (83) 388 361 - 361 27 Regulated – US Electric & Gas UNS Energy 292 - 292 293 - 293 (1) Central Hudson 85 - 85 74 - 74 11 377 - 377 367 - 367 10 Regulated – Canadian & Caribbean Electric & Gas FortisBC Energy 165 - 165 155 - 155 10 FortisAlberta 131 - 131 120 - 120 11 FortisBC Electric 54 - 54 56 - 56 (2) Other Electric (2) 106 - 106 105 - 105 1 456 - 456 436 - 436 20 Non - Regulated Energy Infrastructure 18 15 33 72 10 82 (49) Corporate and Other 333 (472) (139) (136) (44) (180) 41 Net Earnings Attributable to Common Equity Shareholders 1,655 (540) 1,115 1,100 (34) 1,066 49 Weighted Average Shares (# millions) 436.8 - 436.8 424.7 - 424.7 12.1 EPS $3.79 ($1.24) $2.55 $2.59 ($0.08) $2.51 $0.04 (1) Non - US GAAP measure (2) Comprises Eastern Canadian and Caribbean electric utilities.

FORTIS

ADJUSTED EARNINGS RECONCILIATION

Non-US GAAP Reconciliation						
($millions, except for common share data)	Q4 2019	Q4 2018	Variance	2019	2018	Variance
Net Earnings Attributable to Common Equity Shareholders	346	261	85	1,655	1,100	555
Adjusting Items:						
Gain on disposition[(1)]	-	-	-	(484)	-	(484)
November 2019 FERC Order[(2)]	(83)	-	(83)	(83)	-	(83)
U.S. tax reform[(3)]	12	-	12	12	-	12
Unrealized loss (gain) on mark-to-market of derivatives[(4)]	2	(6)	8	15	10	5
Consolidated state income tax election[(5)]	-	-	-	-	(30)	30
Assets held for sale[(5)]	-	(14)	14	-	(14)	14
Adjusted Net Earnings Attributable to Common Equity Shareholders	277	241	36	1,115	1,066	49
Adjusted EPS	$0.62	$0.56	$0.06	$2.55	$2.51	$0.04

(1) Gain on sale of the Waneta Expansion, net of expenses, included in the Corporate and Other segment
(2) Represents the prior period impacts of the FERC Order that reduced ITC's base ROE, included in the ITC segment
(3) The finalization of U.S. tax reform regulations associated with Base Erosion Anti-Abuse Tax, included in the Corporate and Other segment
(4) Represents timing differences related to the accounting of natural gas derivatives at the Aitken Creek natural gas storage facility, included in the Energy Infrastructure segment
(5) Remeasurement of deferred income tax liabilities, included in the Corporate and Other segment

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Rate Base (1) ($billions) 2019A 2020F 2021F 2022F 2023F 2024F 3 - Year CAGR to 2022 5 - Year CAGR to 2024 Regulated - Independent Electric Transmission ITC (2) 8.8 9.5 10.2 10.8 11.4 12.0 7.2% 6.4% Regulated - US Electric & Gas UNS Energy 5.0 5.8 6.1 6.4 6.8 6.9 8.6% 6.5% Central Hudson 1.9 2.1 2.2 2.4 2.6 2.8 9.0% 8.2% Total Regulated - US Electric & Gas 6.9 7.9 8.3 8.8 9.4 9.7 8.7% 7.0% Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 4.5 5.0 5.1 5.4 6.1 6.6 6.4% 7.8% FortisAlberta 3.5 3.7 3.9 4.1 4.2 4.3 4.8% 4.1% FortisBC Electric 1.3 1.4 1.5 1.5 1.5 1.5 3.6% 3.0% Other Electric (3) 3.0 3.2 3.5 3.9 4.2 4.3 9.2% 7.9% Total Regulated - Canadian & Caribbean Electric & Gas 12.3 13.3 14.0 14.9 16.0 16.7 6.3% 6.3% Total Rate Base Forecast 28.0 30.7 32.5 34.5 36.8 38.4 7.2% 6.5% (1) US dollar - denominated rate base for 2019 is based on the actual average USD/CAD foreign exchange rate of $1.33 and forecast rate base for 2020 - 2024 is based on $1.32. (2) Fortis has an 80.1% controlling ownership interest in ITC, rate base represents 100% ownership. (3) Comprises Eastern Canadian and Caribbean electric utilities. 2019 - 2024 RATE BASE BY SEGMENT 24

Capital Forecast (1) ($millions) 2020F 2021F 2022F 2023F 2024F 2020 - 2024 TOTAL Regulated - Independent Electric Transmission ITC 976 987 1,043 1,018 922 4,946 Regulated - US Electric & Gas UNS Energy 1,390 828 710 575 371 3,874 Central Hudson 292 309 359 306 292 1,558 Total Regulated - US Electric & Gas 1,682 1,137 1,069 881 663 5,432 Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 507 546 648 850 688 3,239 FortisAlberta 436 460 421 420 417 2,154 FortisBC Electric 141 139 110 109 108 607 Other Electric (2) 566 473 485 438 348 2,310 Total Regulated - Canadian & Caribbean Electric & Gas 1,650 1,618 1,664 1,817 1,561 8,310 Non - Regulated 32 13 35 10 36 126 Total Capital Forecast 4,340 3,755 3,811 3,726 3,182 18,814 (1) Capital expenditures are translated at a USD/CAD foreign exchange rate of $1.32. (2) Comprises Eastern Canadian and Caribbean electric utilities. 2020 - 2024 CAPITAL PLAN BY SEGMENT 25

FORTIS

MAJOR CAPITAL PROJECTS[1]

($Millions)	Total Incurred to the End of 2019	Total 2020-2024 Plan	Expected Year of Completion
ITC Multi-Value Regional Transmission Projects	625[2]	276	2023
ITC 34.5 to 69 kV Transmission Conversion Project	352[2]	268	Post-2024
UNS Southline Transmission Project	-	392	Post-2024
UNS Oso Grande Wind Project	65	453	2020
FortisBC Lower Mainland Intermediate Pressure System Upgrade	388	72	2020
FortisBC Eagle Mountain Woodfibre Gas Line Project	-	350	2023
FortisBC Transmission Integrity Management Capabilities Project	13	517	Post-2024
FortisBC Inland Gas Upgrades Project	9	319	Post-2024
FortisBC Tilbury 1B	8	352	2024
Wataynikaneyap Transmission Power Project[3]	123	501	2023



(1) Major capital projects are identified as those with a total project cost of $200 million or greater and exclude ongoing capital maintenance projects. Total project costs include forecasted capitalized interest and non-cash equity component of AFUDC. Capital expenditures for 2020-2024 are translated at a forecast USD/CAD foreign exchange rate of $1.32.

(2) Reflects capital expenditures since date of acquisition of ITC on October 14, 2016.

(3) Reflects Fortis' assumed 39% share of the estimated capital spending for the project. Under the funding framework, Fortis will be funding its equity component only.

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FORTIS

INVESTMENT-GRADE CREDIT RATINGS

Company	S&P Global	Moody's	DBRS
Fortis Inc.	A- (1)	Baa3	BBB (High)
ITC Holdings Corp.	A- (1)	Baa2	n/a
ITC Regulated Subsidiaries	A	A1	n/a
TEP	A-	A3	n/a
Central Hudson	A-	A3	n/a
FortisBC Energy	n/a	A3	A
FortisBC Electric	n/a	Baa1	A (low)
FortisAlberta	A-	Baa1	A (low)
Newfoundland Power	n/a	A2	A



(1) S&P credit ratings for Fortis Inc. and ITC Holdings Corp. reflect the issuer credit ratings. The unsecured debt rating for Fortis Inc. and ITC Holdings Corp. is BBB+.

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FORTIS

EXECUTIVE TEAM


Barry Perry
President & CEO
Jocelyn Perry
EVP, CFO
Jim Reid
EVP, CLO &
Corporate Secretary
David Hutchens
Chief Operating Officer,
CEO UNS Energy
Nora Duke
EVP, Sustainability &
CHRO
James Laurito
EVP, Business Development &
CTO
Linda Apsey
President & CEO ITC
Charles Freni
President & CEO
Central Hudson
Gary Smith
EVP, Eastern Canadian &
Caribbean Operations
Michael Mosher
President & CEO
FortisAlberta
Roger Dall'Antonia
President & CEO
FortisBC

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